EXHIBIT 99.3

Focus Media Announces Joint Termination of
Asset Sale Agreement with SINA Corporation

SHANGHAI, China, September 28, 2009 — Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi-platform digital media company, today announced that the Company and SINA Corporation (Nasdaq GS: SINA) have jointly reached a decision to not extend the deadline of the agreement announced on December 22, 2008, by which the Company agreed to sell substantially all of the assets of Focus Media’s digital out-of-home advertising networks. The agreement was set to expire if approval from the Chinese Ministry of Commerce was not received by September 30, 2009.

Jason Jiang, Chairman and Chief Executive Officer of the Company said: “the recently launched special zone for Focus Media’s advertisers on the portal of Sina has preliminarily proved the synergy our business might have with Sina. Although we will not move forward with the merger, we will continue further and more intensive strategic cooperation with SINA in the long run, to give full play to the advantages and strengthen the competitiveness both Focus Media and Sina enjoy in our respective media spaces.”

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of June 30, 2009, Focus Media’s digital out-of-home advertising network had approximately 128,000 LCD display and digital frames in its commercial location network and approximately 285,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 130 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn